Exhibit (e)(13)

May 5, 2006
Dear Paul,
AMICAS is pleased to extend an offer of employment to you for the position of Vice President of Marketing. This letter summarizes certain terms of our offer of employment.

Date of Employment:	May 22, 2006

Base Salary:	$11,666.66 per month (for an annual equivalent of $140,000.00)

Bonus:	You will be eligible to earn up to $15,000 per quarter (for an annual equivalent of up to $60,000), based on agreed upon Management Based Objectives (MBO’s), and corporate financial targets. This bonus will be paid in accordance with the Company’s Leadership Incentive Compensation Plan.

Bonus will be paid 50% as measured based on the MBO’s and 50% MBO/P&L achievement.

Stock Options:	You will receive option rights to purchase up to 100,000 shares of AMICAS Inc. (the “Company”) common stock on your start date (“Grant Date”) priced at the market value per share of the Company’s common stock at the close of the NASDAQ national market on the day prior to the Grant date.
•	These option rights shall be subject to the terms and conditions of the Company’s 2000 Broad-Based Stock Plan and the Company’s standard stock option certificate.

•	Would vest and become exercisable over a 42-month period as follows:
•	25,000 on the 1-year anniversary of the Grant Date.

•	The balance (75,000) in equal quarterly installments over the following thirty (30) months so that the first quarterly installment shall vest fifteen months from the Grant Date.
•	Upon a Change in Control (as defined in the Company’s 2000 Broad-Based Stock Plan) unvested options shall fully vest.

Relocation:	The Company shall reimburse you up to $20,000 in costs incurred by you in relocating you and your family to the Boston, MA area in connection with real estate transaction costs, temporary housing, storage, moving, mileage, and incidental expenses related to his relocation in accordance with the Company’s T& E policy including submission of written receipts for such costs. Should their be a voluntary termination (other than as a result of Change in Control) or termination for Cause within twelve (12) months of the date of your relocation, you must repay AMICAS for all relocation expenses reimbursed— such repayment to be made within 30 days of your last day of employment.

Status:	Exempt

Manager:	Peter McClennen, President/ Chief Operating Officer

Optional Benefits:	Health, dental, life and disability Flexible Spending Accounts 401(k) savings plan available Employee Stock Purchase Plan 3 weeks vacation, subject to Company policy
This offer is contingent upon: 1) satisfactorily passing a Company background verification which is part of our hiring process and a motor vehicle record check for any position where driving is an essential part of the job, 2) completing the Employment Eligibility Verification (1-9) process required by the Immigration Department and 3) signing a Restriction and Confidentiality Agreement.
AMICAS is an at-will employer. This letter should not be deemed an employment agreement or contract. As an employee of AMICAS, you will be subject to all applicable policies of the employee handbook and your benefits will be governed by the applicable plan documents. All policies are subject to change at the sole discretion of AMICAS. You agree that you are relying upon only those representations contained in this offer letter in accepting this job offer.
You must complete all of the new hire paperwork before your paychecks will start. If you do not properly complete the healthcare insurance forms within thirty (30) days of your start date, you will not be eligible to receive any healthcare benefits, nor will you be able to enroll for any healthcare benefits until the next open enrollment period. AMICAS reserves the right to change employee benefits at any time at the company’s choosing. Employment at AMICAS is on an “Employment-at-will” basis and as a condition of employment you will be required to execute a Restriction and Confidentiality Agreement, a blank copy of which is included in your orientation binder.
This offer expires on May 12, 2006. If you have any questions concerning benefits prior to your acceptance of this job offer, please feel free to contact Elizabeth Phillips at 617.779.7824.
If you have any other questions, please feel free to contact me. I look forward to working with you as an integral member of the AMICAS team.

Sincerely,

Peter McClennen
President & Chief Operating Officer AMICAS, Inc.

To confirm your acceptance of this offer, please sign this letter and return it to our Human Resources Department at 20 Guest Street, Suite 200, Boston, MA 02135.

/s/ Paul Merrild	May 08, 2006
Paul Merrild	Date
Signature